UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2017 AND 2016

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of June 30, 2017 and 2016, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$7,275 million and NT$6,367 million, which represented 1.89% and 1.73% of the total consolidated assets as of June 30, 2017 and 2016, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$(15) million, NT$54 million, NT$(41) million and NT$72 million, which represented (0.69)%, 2.97%, (1.30)% and 3.95% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2017 and 2016, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$620 million, NT$(304) million, NT$1,140 million and NT$53 million, which represented 21.56%, (50.52)%, 82.94% and 54.53% of the consolidated total comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed and become effective by Financial Supervisory Commission of the Republic of China.

/s/Kuo, Shao-Pin

/s/Chiu, Wan-Ju

Ernst & Young, Taiwan

July 26, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2017, December 31, 2016 and June 30, 2016 (June 30, 2017 and 2016 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2017	December 31, 2016	June 30, 2016
Current assets
Cash and cash equivalents	6(1)	$ 68,134,406	$ 57,578,981	$ 49,425,032
Financial assets at fair value through profit or loss, current	6(2), 12(7)	800,360	714,169	666,361
Notes receivable		15,535	8,029	8,013
Accounts receivable, net	6(3)	21,995,855	22,901,461	24,092,210
Accounts receivable-related parties, net	7	215,027	136,910	432,352
Other receivables		838,038	918,652	1,014,369
Current tax assets		22,244	38,022	19,927
Inventories, net	6(4)	16,284,533	16,997,815	17,592,707
Prepayments		10,696,532	10,851,786	8,701,398
Other current assets		1,075,152	323,769	1,650,307
Total current assets		120,077,682	110,469,594	103,602,676

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	196,536	214,735	170,000
Available-for-sale financial assets, noncurrent	6(5), 7, 12(7)	22,319,314	20,415,541	23,212,567
Financial assets measured at cost, noncurrent	6(6)	2,686,626	2,760,615	2,842,350
Investments accounted for under the equity method	6(7)	10,704,689	11,375,608	11,920,863
Property, plant and equipment	6(8), 8	212,772,120	224,983,404	207,825,741
Intangible assets	6(9), 7	3,824,297	4,088,303	4,235,988
Deferred tax assets	6(22)	6,163,865	4,981,169	3,409,465
Prepayment for equipment		794,282	1,178,736	3,964,328
Refundable deposits	8	2,171,201	2,203,658	2,650,277
Other noncurrent assets-others		4,106,704	3,983,819	3,842,618
Total non-current assets		265,739,634	276,185,588	264,074,197

Total assets		$ 385,817,316	$ 386,655,182	$ 367,676,873

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2017, December 31, 2016 and June 30, 2016 (June 30, 2017 and 2016 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2017	December 31, 2016	June 30, 2016
Current liabilities
Short-term loans	6(10)	$ 22,088,057	$ 20,550,801	$ 21,990,609
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	84,687	60,855	2,878
Notes and accounts payable		6,646,154	6,854,849	7,577,700
Other payables	7	12,255,910	12,400,450	12,619,329
Payables on equipment		5,276,607	15,036,892	14,936,386
Dividends payable	6(16)	6,112,159	-	6,906,973
Current tax liabilities		3,893,159	3,183,886	2,798,905
Current portion of long-term liabilities	6(12), 6(13), 8	26,104,995	10,500,929	11,494,171
Other current liabilities	6(15)	5,234,614	3,389,800	1,723,055
Total current liabilities		87,696,342	71,978,462	80,050,006

Non-current liabilities
Bonds payable	6(12)	18,279,823	34,481,505	34,309,204
Long-term loans	6(13), 8	32,956,637	26,247,187	6,165,610
Deferred tax liabilities	6(22)	1,748,712	1,842,272	1,735,868
Net defined benefit liabilities, noncurrent		3,962,094	3,968,894	3,892,140
Guarantee deposits		617,178	491,089	500,693
Other noncurrent liabilities-others	6(15), 9(5)	27,360,629	28,904,149	21,496,849
Total non-current liabilities		84,925,073	95,935,096	68,100,364

Total liabilities		172,621,415	167,913,558	148,150,370

Equity attributable to the parent company
Capital	6(16)
Common stock		126,243,187	126,243,187	126,243,187
Additional paid-in capital	6(12), 6(16)
Premiums		36,862,383	36,862,383	36,862,383
Treasury stock transactions		1,744,988	1,744,988	1,735,904
The differences between the fair value of the consideration paid or received from acquiring or		578,538	707,386	707,386
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognize changes in subsidiaries’ ownership		51	-	98
Share of changes in net assets of associates and joint ventures accounted for using equity method		95,690	110,214	109,713
Stock options		1,572,121	1,572,121	1,572,121
Retained earnings	6(16)
Legal reserve		9,902,407	9,070,841	9,070,841
Unappropriated earnings		35,077,680	38,584,335	36,909,270
Other components of equity
Exchange differences on translation of foreign operations		(4,683,673)	63,437	553,098
Unrealized gains or losses on available-for-sale financial assets		9,590,364	6,340,040	8,608,187
Treasury stock	6(16)	(4,719,037)	(4,719,037)	(4,719,037)
Total equity attributable to the parent company		212,264,699	216,579,895	217,653,151

Non-controlling interests	6(16)	931,202	2,161,729	1,873,352
Total equity		213,195,901	218,741,624	219,526,503

Total liabilities and equity		$ 385,817,316	$ 386,655,182	$ 367,676,873

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2017	2016	2017	2016
Operating revenues	6(17), 7, 14
Sales revenues		$ 36,651,396	$ 36,799,297	$ 72,990,697	$ 70,093,134
Less: Sales returns and discounts		(582,624)	(920,807)	(933,830)	(1,267,713)
Net sales		36,068,772	35,878,490	72,056,867	68,825,421
Other operating revenues		1,469,109	1,118,027	2,898,964	2,575,175
Net operating revenues		37,537,881	36,996,517	74,955,831	71,400,596
Operating costs	6(4), 6(14), 6(18) 7, 14
Costs of goods sold		(29,872,901)	(27,945,713)	(58,815,746)	(56,756,295)
Other operating costs		(925,590)	(765,862)	(1,972,245)	(1,325,366)
Operating costs		(30,798,491)	(28,711,575)	(60,787,991)	(58,081,661)
Gross profit		6,739,390	8,284,942	14,167,840	13,318,935
Operating expenses	6(14), 6(18), 7, 14
Sales and marketing expenses		(1,049,297)	(1,091,536)	(2,219,928)	(2,101,018)
General and administrative expenses		(1,035,161)	(1,540,514)	(2,085,243)	(2,510,949)
Research and development expenses		(3,245,941)	(3,226,461)	(7,236,857)	(6,311,089)
Subtotal		(5,330,399)	(5,858,511)	(11,542,028)	(10,923,056)
Net other operating income and expenses	6(15), 6(19), 14	258,574	22,474	412,576	36,578
Operating income		1,667,565	2,448,905	3,038,388	2,432,457
Non-operating income and expenses
Other income	6(20)	176,909	196,623	231,241	296,093
Other gains and losses	6(20), 7, 14	110,521	141,023	778,997	537,822
Finance costs	6(8), 6(20)	(592,307)	(261,313)	(1,151,586)	(443,222)
Share of profit or loss of associates and joint ventures	6(7), 14	(58,540)	(225,321)	(8,500)	(325,746)
Bargain purchase gain		5,130	-	5,130	-
Exchange gain, net	12	807,074	-	290,127	-
Exchange loss, net	12	-	(500,502)	-	(667,900)
Subtotal		448,787	(649,490)	145,409	(602,953)
Income from continuing operations before income tax		2,116,352	1,799,415	3,183,797	1,829,504
Income tax expense	6(22), 14	(638,721)	(220,563)	(209,141)	(171,472)
Net income		1,477,631	1,578,852	2,974,656	1,658,032
Other comprehensive income (loss)	6(21)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		432,328	(239,669)	(4,932,800)	(1,401,010)
Unrealized gain (loss) on available-for-sale financial assets		366,709	(386,661)	2,069,969	(55,524)
Share of other comprehensive income (loss) of associates and joint ventures	6(7)	616,886	(320,630)	1,230,533	(26,330)
Income tax related to items that may be reclassified subsequently	6(22)	(19,427)	(29,882)	31,508	(77,202)
Total other comprehensive income (loss), net of tax		1,396,496	(976,842)	(1,600,790)	(1,560,066)
Total comprehensive income (loss)		$ 2,874,127	$ 602,010	$ 1,373,866	$ 97,966

Net income attributable to:
Stockholders of the parent		$ 2,099,007	$ 2,583,270	$ 4,385,027	$ 2,792,902
Non-controlling interests		(621,376)	(1,004,418)	(1,410,371)	(1,134,870)
		$ 1,477,631	$ 1,578,852	$ 2,974,656	$ 1,658,032

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 3,487,690	$ 1,635,302	$ 2,888,241	$ 1,278,783
Non-controlling interests		(613,563)	(1,033,292)	(1,514,375)	(1,180,817)
		$ 2,874,127	$ 602,010	$ 1,373,866	$ 97,966

Earnings per share (NTD)	6(23)
Earnings per share-basic		$ 0.17	$ 0.21	$ 0.36	$ 0.23
Earnings per share-diluted		$ 0.16	$ 0.20	$ 0.34	$ 0.22

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2016	6(16)	$ 127,581,329	$ 41,651,569	$ 7,725,978	$ 42,981,664	$ 1,978,583	$ 8,696,821	$ (3,825,606)	$ 226,790,338	$ 2,027,065	$ 228,817,403
Appropriation and distribution of 2015 retained earnings	6(16)
Legal reserve		-	-	1,344,863	(1,344,863)	-	-	-	-	-	-
Cash dividends		-	-	-	(6,906,973)	-	-	-	(6,906,973)	-	(6,906,973)
Net income in the first half of 2016	6(16)	-	-	-	2,792,902	-	-	-	2,792,902	(1,134,870)	1,658,032
Other comprehensive income (loss), net of tax in the first half of 2016	6(16), 6(21)	-	-	-	-	(1,425,485)	(88,634)	-	(1,514,119)	(45,947)	(1,560,066)
Total comprehensive income (loss)		-	-	-	2,792,902	(1,425,485)	(88,634)	-	1,278,783	(1,180,817)	97,966
Treasury stock acquired	6(16)	-	-	-	-	-	-	(2,395,793)	(2,395,793)	-	(2,395,793)
Treasury stock cancelled	6(16)	(1,338,142)	(164,220)	-	-	-	-	1,502,362	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	348	-	-	-	-	-	348	-	348
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	1,567	-	-	-	-	-	1,567	(6,595)	(5,028)
Changes in subsidiaries' ownership	6(16)	-	98	-	(7,027)	-	-	-	(6,929)	(495)	(7,424)
Others	6(16)	-	(501,757)	-	(606,433)	-	-	-	(1,108,190)	1,034,194	(73,996)
Balance as of June 30, 2016	6(16)	$ 126,243,187	$ 40,987,605	$ 9,070,841	$ 36,909,270	$ 553,098	$ 8,608,187	$ (4,719,037)	$ 217,653,151	$ 1,873,352	$ 219,526,503

Balance as of January 1, 2017	6(16)	$ 126,243,187	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$ 6,340,040	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624
Appropriation and distribution of 2016 retained earnings	6(16)
Legal reserve		-	-	831,566	(831,566)	-	-	-	-	-	-
Cash dividends		-	-	-	(6,112,159)	-	-	-	(6,112,159)	-	(6,112,159)
Net income in the first half of 2017	6(16)	-	-	-	4,385,027	-	-	-	4,385,027	(1,410,371)	2,974,656
Other comprehensive income (loss), net of tax in the first half of 2017	6(16), 6(21)	-	-	-	-	(4,747,110)	3,250,324	-	(1,496,786)	(104,004)	(1,600,790)
Total comprehensive income (loss)		-	-	-	4,385,027	(4,747,110)	3,250,324	-	2,888,241	(1,514,375)	1,373,866
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(14,524)	-	-	-	-	-	(14,524)	-	(14,524)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	(128,848)	-	-	-	-	-	(128,848)	(1,099,544)	(1,228,392)
Changes in subsidiaries' ownership	6(16)	-	51	-	(767,658)	-	-	-	(767,607)	31,631	(735,976)
Others	6(16)	-	-	-	(180,299)	-	-	-	(180,299)	1,351,761	1,171,462
Balance as of June 30, 2017	6(16)	$ 126,243,187	$ 40,853,771	$ 9,902,407	$ 35,077,680	$ (4,683,673)	$ 9,590,364	$ (4,719,037)	$ 212,264,699	$ 931,202	$ 213,195,901

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2017	2016
Cash flows from operating activities:
Net income before tax	$ 3,183,797	$ 1,829,504
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	25,278,241	24,575,849
Amortization	1,106,978	1,129,817
Bad debt reversal	-	(105)
Net gain of financial assets and liabilities at fair value through profit or loss	(379,615)	(101,673)
Interest expense	1,107,454	386,520
Interest income	(133,164)	(175,684)
Dividend income	(98,077)	(120,409)
Share of loss of associates and joint ventures	8,500	325,746
Gain on disposal of property, plant and equipment	(18,320)	(47,434)
Gain on disposal of other assets	(6,601)	-
Gain on disposal of investments	(760,587)	(770,201)
Impairment loss on financial assets	396,121	485,120
Exchange loss (gain) on financial assets and liabilities	(1,249,042)	207,107
Bargain purchase gain	(5,130)	-
Amortization of deferred government grants	(400,814)	(16,365)
Income and expense adjustments	24,845,944	25,878,288
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	305,434	25,945
Notes receivable and accounts receivable	530,449	(5,289,970)
Other receivables	55,712	(261,254)
Inventories	465,961	(32,819)
Prepayments	(291,150)	(7,082,152)
Other current assets	(764,409)	(524,829)
Notes and accounts payable	(103,156)	1,679,093
Other payables	303,487	850,331
Other current liabilities	1,238,533	659,544
Net defined benefit liabilities	(6,800)	1,339
Other noncurrent liabilities-others	(103,084)	(45,768)
Cash generated from operations	29,660,718	17,687,252
Interest received	126,402	182,685
Dividend received	99,669	157,420
Interest paid	(1,076,066)	(524,025)
Income tax paid	(682,619)	(487,429)
Net cash provided by operating activities	28,128,104	17,015,903

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2017	2016
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (68,513)	$ (192,342)
Proceeds from disposal of financial assets at fair value through profit or loss	-	167,580
Acquisition of available-for-sale financial assets	(690,705)	(114,383)
Proceeds from disposal of available-for-sale financial assets	1,283,546	1,450,380
Acquisition of financial assets measured at cost	(14,535)	(82,957)
Proceeds from disposal of financial assets measured at cost	-	518,588
Acquisition of investments accounted for under the equity method	(204,274)	-
Proceeds from capital reduction and liquidation of invetsments	1,980,192	88,256
Acquisition of property, plant and equipment	(25,986,824)	(49,793,510)
Proceeds from disposal of property, plant and equipment	52,224	62,294
Increase in refundable deposits	(89,309)	(779,243)
Decrease in refundable deposits	114,662	657,199
Acquisition of intangible assets	(673,092)	(671,530)
Government grants related to assets acquisition	285,248	2,147,608
Increase in other noncurrent assets-others	(507,061)	(62,556)
Decrease in other noncurrent assets-others	120,363	240,226
Net cash used in investing activities	(24,398,078)	(46,364,390)
Cash flows from financing activities:
Increase in short-term loans	25,657,279	17,735,413
Decrease in short-term loans	(23,053,343)	(948,738)
Proceeds from bonds issued	8,300,000	-
Bonds issuance costs	(9,510)	-
Redemption of bonds	(7,500,000)	-
Proceeds from long-term loans	9,308,250	2,000,000
Repayments of long-term loans	(3,075,669)	(4,329,265)
Increase in guarantee deposits	155,108	1,904
Decrease in guarantee deposits	(1,611)	(2,905)
Increase in other financial liabilities	-	13,634,108
Treasury stock acquired	-	(2,395,793)
Acquisition of subsidiaries	(1,228,392)	(5,028)
Change in non-controlling interests	-	182
Net cash provided by financing activities	8,552,112	25,689,878
Effect of exchange rate changes on cash and cash equivalents	(1,726,713)	(206,792)
Net increase (decrease) in cash and cash equivalents	10,555,425	(3,865,401)
Cash and cash equivalents at beginning of period	57,578,981	53,290,433
Cash and cash equivalents at end of period	$ 68,134,406	$ 49,425,032

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 26, 2017.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

a.  The Company applied for International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are recognized by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2017.  The nature and the impact of each new standard and amendment have no material effect on the Company.

b.  Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the company are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017
IFRS 2	Share-based Payment	January 1, 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IAS 40	Transfers of Investment Property	January 1, 2018
Improvements to International Financial Reporting Standards (2014 - 2016 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2018
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2017
IAS 28	Investments in Associates and Joint Ventures	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(1)   IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.  The standard will apply to annual periods beginning on or after January 1, 2018, and early adoption is permitted.

(2)   IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9 “Financial Instruments” (IFRS 9), which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9.  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.  Consequential amendments on the related disclosures also become effective for annual periods beginning on or after January 1, 2018.

(3)   IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combination” (IFRS 3) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been postponed indefinitely, but early adoption is allowed.

(4)   IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(5)   “Disclosure Initiative” - Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(6)   IFRS 2 “Share-based payment” (Amendment)

The amendment clarifies that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date.  Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification.  The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received.  The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date.  Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2018.

(7)   IAS 28 “Investments in Associates and Joint Ventures”

The amendments clarify that when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and other qualifying entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments” on an investment-by-investment basis.  Besides, if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate's or joint venture's interests in subsidiaries on an investment-by-investment basis.  The amendments are effective for annual periods beginning on or after January 1, 2018.

(8)   IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

The interpretation clarifies that when applying paragraphs 21 and 22 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration.  If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.  The interpretation is effective for annual periods beginning on or after January 1, 2018.

The abovementioned standards and interpretations issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (1) ~ (8) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

c.  Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(9)   IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(10) IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments.  The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (9) ~ (10) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which was endorsed and became effective by FSC.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2016.

b.  The consolidated entities are as follows:

As of June 30, 2017, December 31, 2016 and June 30, 2016

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2017	December 31, 2016	June 30, 2016
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	96.32	91.08	91.08
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	-	-
UMC, FORTUNE and UNITRUTH INVESTMENT CORP. (UNITRUTH)	WAVETEK	Sales and manufacturing of integrated circuits	-	78.47	78.47
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	67.54	-	-
UMC, FORTUNE, UNITRUTH and TLC	NEXPOWER	Sales and manufacturing of solar power batteries	-	67.54	67.54
FORTUNE	UNITRUTH	Investment holding	-	100.00	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	82.76	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH- HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	-	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	-	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	51.02	29.41	31.90

Note A:  As described in Note 9(5), the Company acquired control of USC’s Board of Directors.

(4)   The same accounting policies have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2017 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for year ended December 31, 2016.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2017 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2016.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Cash on hand	$3,892	$3,717	$4,071
Checking and savings accounts	21,781,141	17,840,926	14,686,375
Time deposits	34,905,623	33,546,190	25,440,959
Repurchase agreements collateralized by government and corporate bonds	11,443,750	6,188,148	9,293,627
Total	$68,134,406	$57,578,981	$49,425,032

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Designated financial assets at fair value through profit or loss
Convertible bonds	$248,718	$263,201	$278,951

Financial assets held for trading
Common stocks	498,723	425,197	352,320
Preferred stocks	199,458	189,960	-
Funds	49,835	50,003	-
Corporate bonds	-	-	190,736
Forward exchange contracts	162	543	14,354
Subtotal	748,178	665,703	557,410
Total	$996,896	$928,904	$836,361

Current	$800,360	$714,169	$666,361
Noncurrent	196,536	214,735	170,000
Total	$996,896	$928,904	$836,361

(3)   Accounts Receivable, Net

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Accounts receivable	$23,994,155	$24,732,207	$25,608,500
Less: allowance for sales returns and discounts	(1,910,958)	(1,744,151)	(1,426,083)
Less: allowance for doubtful accounts	(87,342)	(86,595)	(90,207)
Net	$21,995,855	$22,901,461	$24,092,210

Aging analysis of account receivables, net:

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Neither past due nor impaired	$18,507,993	$18,516,739	$19,775,820
Past due but not impaired:
≤ 30 days	2,431,915	3,018,482	2,884,155
31 to 60 days	552,929	630,762	747,201
61 to 90 days	389,747	513,702	179,776
91 to 120 days	69,977	183,572	82,835
≥ 121 days	43,294	38,204	422,423
Subtotal	3,487,862	4,384,722	4,316,390
Total	$21,995,855	$22,901,461	$24,092,210

Movement on allowance for individually evaluated doubtful accounts:

	For the six-month periods ended June 30,
	2017	2016
Beginning balance	$86,595	$90,568
Net charge for the period	747	(361)
Ending balance	$87,342	$90,207

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of June 30, 2017 and 2016 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivable.

(4)   Inventories, Net

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Raw materials	$1,940,300	$2,248,589	$2,345,038
Supplies and spare parts	2,775,302	2,795,371	2,556,454
Work in process	10,654,341	10,712,396	11,910,218
Finished goods	914,590	1,241,459	780,997
Total	$16,284,533	$16,997,815	$17,592,707

a.       For the three-month periods ended June 30, 2017 and 2016, the Company recognized NT$29,873 million and NT$27,946 million, respectively, in operating cost, of which NT$413 million and NT$(1,048) million were related to write-down (reversal) of inventories.  For the six-month periods ended June 30, 2017 and 2016, the Company recognized NT$58,816 million and NT$56,756 million, respectively, in operating cost, of which NT$554 million and NT$1,191 million were related to write-down of inventories.

b.      On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC.  UMC insured for losses endured due to the earthquake.  As of June 30, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,139 million and production line recovery expenses of NT$414 million.  Furthermore, UMC received compensation from insurance claims of NT$761 million.  The case was closed as of December 31, 2016.

c.       None of the aforementioned inventories were pledged.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Common stocks	$19,450,555	$18,059,586	$20,989,968
Preferred stocks	1,773,833	1,203,589	1,216,659
Depositary receipts	-	202,979	233,683
Funds	1,094,926	949,387	772,257
Total	$22,319,314	$20,415,541	$23,212,567

(6)   Financial Assets Measured at Cost, Non-Current

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Common stocks	$501,673	$514,426	$579,992
Preferred stocks	2,095,464	2,152,297	2,158,068
Funds	89,489	93,892	104,290
Total	$2,686,626	$2,760,615	$2,842,350

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.   Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2017		December 31, 2016		June 30, 2016
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,734,542	13.94	$1,675,826	13.94	$1,770,560	13.94

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	50.00	-	50.00	643,694	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00	30,764	50.00
LIST EARN ENTERPRISE INC.	9,439	49.00	9,722	49.00	10,172	49.00
MTIC HOLDINGS PTE. LTD.	77,197	45.44	75,502	45.44	82,297	45.44
YUNG LI INVESTMENTS, INC.	$136,508	45.16	$176,912	45.16	$346,846	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	223,975	44.78
UNITECH CAPITAL INC.	604,644	42.00	531,373	42.00	522,239	42.00
TRIKNIGHT CAPITAL CORPORATION	819,486	40.00	836,752	40.00	-	-
HSUN CHIEH INVESTMENT CO., LTD.	3,700,890	36.49	3,108,112	36.49	3,232,835	36.49
HSUN CHIEN CAPITAL CORPORATION	182,207	33.33	-	-	-	-
CTC CAPITAL PARTNERS I, L.P.	56,096	31.40	61,780	31.40	72,055	31.40
YANN YUAN INVESTMENT CO., LTD.	2,709,690	30.87	2,283,670	31.94	2,378,791	31.94
VSENSE CO., LTD.	81,946	28.63	85,719	28.63	89,134	28.63
UNITED LED CORPORATION HONG KONG LIMITED	229,299	25.14	252,853	25.14	418,775	25.14
CLIENTRON CORP.	259,921	22.39	236,737	20.28	232,759	20.28
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	102,824	10.38	111,416	10.38	92,648	10.38
MEGA MISSION LIMITED PARTNERSHIP	-	-	1,823,457	45.00	1,665,110	45.00
ACHIEVE MADE INTERNATIONAL LTD.	-	-	105,777	23.32	108,209	23.32
Total	$10,704,689		$11,375,608		$11,920,863

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,735 million, NT$1,676 million and NT$1,771 million, as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.  The fair value of these investments were NT$1,317 million, NT$1,039 million and NT$1,156 million, as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$(15) million, NT$54 million, NT$(41) million and NT$72 million for the three-month and six-month periods ended June 30, 2017 and 2016, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$620 million, NT$(304) million, NT$1,140 million and NT$53 million for the three-month and six-month periods ended June 30, 2017 and 2016, respectively.  The balances of investments accounted for under the equity method were NT$7,275 million, NT$6,357 million and NT$6,367 million as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.   Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2017 and 2016 were NT$4 million, NT$(11) million, NT$60 million and NT$(45) million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended June 30,
	2017	2016
Net income (loss)	$(58,540)	$(223,563)
Other comprehensive income (loss)	608,966	(299,997)
Total comprehensive income (loss)	$550,426	$(523,560)

	For the six-month periods ended June 30,
	2017	2016
Net income (loss)	$(8,500)	$(297,599)
Other comprehensive income (loss)	1,140,173	31,341
Total comprehensive income (loss)	$1,131,673	$(266,258)

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the three-month periods ended June 30,
	2017	2016
Net income (loss)	$-	$(1,758)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$-	$(1,758)

	For the six-month periods ended June 30,
	2017	2016
Net income (loss)	$-	$(28,147)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$-	$(28,147)

c.   One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2017, December 31, 2016 and June 30, 2016.    Another associate, YANN YUAN INVESTMENT CO., LTD., held 165 million shares, 165 million shares and 129 million shares of UMC’s stock as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.

(8)   Property, Plant and Equipment

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	21,113,626	21,429,861	16,875,395
Machinery and equipment	169,865,983	155,539,235	137,121,423
Transportation equipment	19,788	21,958	18,364
Furniture and fixtures	1,652,139	1,627,959	1,246,573
Leasehold improvement	6,207	7,307	8,425
Construction in progress and equipment awaiting inspection	18,799,975	45,042,682	51,241,159
Net	$212,772,120	$224,983,404	$207,825,741

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	14,957,353	14,957,353
Disposals	-	-	(1,350,386)	(4,194)	(17,552)	-	-	(1,372,132)
Transfers and reclassifications	-	772,822	40,777,431	2,513	281,646	243	(40,365,525)	1,469,130
Exchange effect	-	(442,995)	(9,506,717)	(911)	(32,965)	(2,732)	(834,535)	(10,820,855)
As of June 30, 2017	$1,314,402	$37,372,150	$815,363,303	$75,722	$7,058,086	$66,756	$18,805,924	$880,056,343

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	-	-	-	-	-	-	44,214,722	44,214,722
Disposals	-	-	(1,793,522)	(4,390)	(25,715)	-	-	(1,823,627)
Transfers and reclassifications	-	422,444	36,519,450	3,441	185,948	-	(33,077,218)	4,054,065
Exchange effect	-	(89,959)	(2,531,568)	(285)	(9,085)	(1,026)	(1,800,456)	(4,432,379)
As of June 30, 2016	$1,314,402	$31,729,358	$744,745,428	$73,017	$6,215,294	$69,405	$51,241,159	$835,388,063

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	751,168	24,273,975	2,797	249,078	1,223	-	25,278,241
Disposals	-	-	(1,348,877)	(4,194)	(17,489)	-	-	(1,370,560)
Transfers and reclassifications	-	-	(339)	1,587	(1,248)	-	-	-
Exchange effect	-	(105,106)	(7,331,179)	(612)	(23,392)	(2,612)	-	(7,462,901)
As of June 30, 2017	$-	$16,258,524	$645,497,320	$55,934	$5,405,947	$60,549	$5,949	$667,284,223

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887
Depreciation	-	756,052	23,591,716	2,633	224,197	1,251	-	24,575,849
Disposals	-	-	(1,756,237)	(4,390)	(24,276)	-	-	(1,784,903)
Transfers and reclassifications	-	994	(994)	-	-	-	-	-
Exchange effect	-	(28,905)	(2,133,408)	(214)	(7,096)	(888)	-	(2,170,511)
As of June 30, 2016	$-	$14,853,963	$607,624,005	$54,653	$4,968,721	$60,980	$-	$627,562,322

a.    The amounts of total interest expense before capitalization of borrowing costs were NT$1,107 million and NT$531 million for the six-month periods ended June 30, 2017 and 2016, respectively.  Details of capitalized borrowing costs are as follows:

	For the six-month periods ended June 30,
	2017	2016
Total interest capitalized	$-	$143,949
Interest rates applied	-	1.56%~2.01%

b.    Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Goodwill	$15,188	$15,188	$15,188
Software	461,601	470,456	405,559
Patents and technology license fees	2,144,111	2,390,968	2,620,254
Others	1,203,397	1,211,691	1,194,987
Net	$3,824,297	$4,088,303	$4,235,988

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	1,530	18,110	581,919	601,559
Disposals	-	(34,653)	-	(837,963)	(872,616)
Reclassifications	-	158,819	-	-	158,819
Exchange effect	-	(10,854)	(61,244)	2	(72,096)
As of June 30, 2017	$15,188	$1,018,835	$4,491,206	$3,173,598	$8,698,827

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	-	127	-	606,099	606,226
Disposals	-	(58,318)	-	(823,911)	(882,229)
Reclassifications	-	141,832	-	-	141,832
Exchange effect	-	(1,915)	(22,732)	-	(24,647)
As of June 30, 2016	$15,188	$734,624	$4,524,016	$3,203,745	$8,477,573

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	162,818	241,074	590,213	994,105
Disposals	-	(34,653)	-	(837,963)	(872,616)
Exchange effect	-	(4,468)	(37,351)	2	(41,817)
As of June 30, 2017	$-	$557,234	$2,347,095	$1,970,201	$4,874,530

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$-	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	-	113,173	237,514	651,061	1,001,748
Disposals	-	(58,318)	-	(823,911)	(882,229)
Exchange effect	-	(1,045)	(9,192)	(0)	(10,237)
As of June 30, 2016	$-	$329,065	$1,903,762	$2,008,758	$4,241,585

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended June 30,
	2017	2016
Operating cost	$197,455	$167,474
Operating expense	$286,726	$331,459

	For the six-month periods ended June 30,
	2017	2016
Operating cost	$394,666	$323,243
Operating expense	$599,439	$678,505

Significant technology licenses obtained by the Company amounted to NT$1,842 million, NT$2,071 million and NT$2,272 million as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively, which were included in the carrying amounts of patents and technology license fees.  The remaining amortization periods were 5~6 years, 5~6 years and 6~7 years, respectively.

(10) Short-Term Loans

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Unsecured bank loans	$16,638,745	$20,550,801	$21,990,609
Unsecured other loans	5,449,312	-	-
Total	$22,088,057	$20,550,801	$21,990,609

	For the six-month periods ended June 30,
	2017	2016
Interest rates applied	0.00%~4.35%	0.72%~4.60%

The Company’s unused short-term lines of credits amounted to NT$53,463 million, NT$47,145 million and NT$32,505 million as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Forward exchange contracts	$84,687	$60,855	$2,878

(12) Bonds Payable

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Unsecured domestic bonds payable	$25,800,000	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(1,049,816)	(1,215,401)	(1,388,391)
Total	42,946,516	41,980,931	41,807,941
Less: Current portion	(24,666,693)	(7,499,426)	(7,498,737)
Net	$18,279,823	$34,481,505	$34,309,204

A.   In early June 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.  In early June 2017, the five-year bonds were fully repaid.

B.   In mid-March 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

C.   In mid-June 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021, upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

D.   On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.   Issue Amount: US$600 million

b.   Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: Ordinary shares of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$15.9895 per share on June 30, 2017.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

E.    In late March 2017, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$8,300 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$6,200 million.  Interest will be paid annually at a rate of 1.15%, and the principal will be repayable in March 2022 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,100 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in March 2024 upon maturity.

(13) Long-Term Loans

a.       Details of long-term loans as of June 30, 2017, December 31, 2016 and June 30, 2016 are as follows:

	As of
Lenders	June 30, 2017	December 31, 2016	June 30, 2016	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$7,305	$21,916	$36,527	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	6,000	8,000	10,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	17,530	35,059	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	28,088	39,324	50,559	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	12,560	14,843	17,126	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	16,059	18,735	21,412	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	$5,582	$6,441	$7,300	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	101,081	107,027	110,000	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	1,772	2,067	2,362	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	4,859	5,553	5,900	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	-	1,125,000	1,875,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	300,000	-	-	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,315,750	1,385,000	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	711,535	948,712	1,185,891	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	111,111	222,222	333,333	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	475,000	950,000	1,425,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	-	1,000,000	2,000,000	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	$-	$-	$666,667	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note C)	1,000,000	1,000,000	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	30,302,629	22,381,561	-	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Subtotal	34,399,331	29,253,931	10,167,136
Less: Administrative expenses from syndicated loans	(4,392)	(5,241)	(6,092)
Less: Current portion	(1,438,302)	(3,001,503)	(3,995,434)
Total	$32,956,637	$26,247,187	$6,165,610

	For the six-month periods ended June 30,
	2017	2016
Interest Rates	1.04%~4.66%	1.04%~2.88%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of June 30, 2017, December 31, 2016 and June 30, 2016, the unused line of credit was NT$2.5 billion, NT$1.5 billion and NT$0.5 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of June 30, 2016, all lines of credit were used.

Note C: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 25, 2019.  As of June 30, 2017, December 31, 2016 and June 30, 2016, the unused line of credit were NT$0.5 billion, NT$0.5 billion and NT$1 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

Under the Labor Pension Act of the R.O.C. (the Act), the Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  A total of NT$172 million, NT$159 million, NT$338 million and NT$315 million were contributed by the Company for the three-month and six-month periods ended June 30, 2017 and 2016, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month and six-month periods ended June 30, 2017 and 2016, the Company made total contributions of NT$137 million, NT$147 million, NT$275 million and NT$296 million, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month and six-month periods ended June 30, 2017 and 2016, total pension expenses of NT$20 million, NT$23 million, NT$40 million and NT$47 million, respectively, were recognized by the Company.

(15) Deferred Government Grants

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Beginning balance	$9,297,371	$295,133	$295,133
Arising during the period	285,248	9,566,327	2,147,608
Recorded in profit or loss：
Other operating income	(400,814)	(118,757)	(16,365)
Exchange effect	(265,486)	(445,332)	(80,440)
Ending balance	$8,916,319	$9,297,371	$2,345,936

Current	$1,661,089	$888,921	$26,635
Noncurrent	7,255,230	8,408,450	2,319,301
Total	$8,916,319	$9,297,371	$2,345,936

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of June 30, 2017, December 31, 2016 and June 30, 2016, of which 12,624 million shares were issued as of June 30, 2017, December 31, 2016 and June 30, 2016, each at a par value of NT$10.

ii.    UMC had 147 million, 151 million and 143 million ADSs, which were traded on the NYSE as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.  The total number of common shares of UMC represented by all issued ADSs were 734 million shares, 754 million shares and 715 million shares as of June 30, 2017, December 31, 2016 and June 30, 2016, respectively.  One ADS represents five common shares.

iii.   On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.     UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the six-month periods ended June 30, 2017 and 2016 are as follows:

For the six-month period ended June 30, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of June 30, 2017
For transfer to employees	400,000	-	-	400,000

For the six-month period ended June 30, 2016

(In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of June 30, 2016
For transfer to employees	333,814	200,000	133,814	400,000

ii.    According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of June 30, 2017, December 31, 2016 and June 30, 2016, did not exceed the limit.

iii.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.   As of June 30, 2017, December 31, 2016 and June 30, 2016, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on June 30, 2017, December 31, 2016 and June 30, 2016, were NT$14.75, NT$11.40 and NT$12.60, respectively.

v.     UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.     Payment of taxes.

ii.    Making up loss for preceding years.

iii.   Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.    Appropriating or reversing special reserve by government officials or other regulations.

v.     The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The distributions of earnings for 2016 and 2015 were approved through the stockholders’ meeting held on June 8, 2017 and June 7, 2016, respectively.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2016	2015	2016	2015
Legal reserve	$831,566	$1,344,863
Cash dividends	6,112,159	6,906,973	$0.50	$0.55

The aforementioned 2016 and 2015 distributions approved during stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 22, 2017 and March 16, 2016.

The cash dividend per share for 2015 was adjusted to NT$0.56501906 per share according to the resolution of the Board of Directors’ meeting on June 15, 2016.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program and the cancellation of the treasury stock purchased.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the six-month periods ended June 30,
	2017	2016
Beginning balance	$2,161,729	$2,027,065
Attributable to non-controlling interests:
Net loss	(1,410,371)	(1,134,870)
Other comprehensive income (loss)	(104,004)	(45,947)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	(1,099,544)	(6,595)
Changes in subsidiaries’ ownership	31,631	(495)
Others	1,351,761	1,034,194
Ending balance	$931,202	$1,873,352

(17) Operating Revenues

	For the three-month periods ended June 30,
	2017	2016
Net sales
Sale of goods	$36,068,772	$35,878,490
Other operating revenues
Royalty	2,307	6,858
Mask tooling	790,087	837,470
Others	676,715	273,699
Net operating revenues	$37,537,881	$36,996,517

	For the six-month periods ended June 30,
	2017	2016
Net sales
Sale of goods	$72,056,867	$68,825,421
Other operating revenues
Royalty	2,923	6,858
Mask tooling	1,739,372	2,058,030
Others	1,156,669	510,287
Net operating revenues	$74,955,831	$71,400,596

(18) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2017			2016
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,088,120	$1,710,532	$5,798,652	$3,536,763	$1,647,659	$5,184,422
Labor and health insurance	213,927	89,524	303,451	200,372	86,865	287,237
Pension	248,097	80,303	328,400	241,729	87,343	329,072
Other employee benefit expenses	58,467	19,186	77,653	56,667	14,134	70,801
Depreciation	11,731,886	791,019	12,522,905	11,784,766	672,338	12,457,104
Amortization	225,397	313,583	538,980	191,077	368,891	559,968

	For the six-month periods ended June 30,
	2017			2016
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$8,164,981	$3,469,778	$11,634,759	$7,117,081	$3,197,982	$10,315,063
Labor and health insurance	443,287	194,181	637,468	396,251	171,775	568,026
Pension	492,795	160,671	653,466	484,939	172,580	657,519
Other employee benefit expenses	106,532	41,115	147,647	107,218	31,232	138,450
Depreciation	23,651,093	1,565,033	25,216,126	23,212,844	1,317,893	24,530,737
Amortization	451,023	655,955	1,106,978	371,498	758,319	1,129,817

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The distributions of employees’ compensation and remuneration to directors for 2015 have complied with the aforementioned amendment of the UMC’s articles.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the six-month periods ended June 30, 2017 and 2016.  The Board of Directors estimated the amount by taking into consideration the amendment of the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2016 and 2015 were reported to the stockholders’ meeting on June 8, 2017 and June 7, 2016, respectively.  The details of distribution are as follows:

	2016	2015
Employees’ compensation – Cash	$930,551	$1,131,180
Directors’ remuneration	9,714	12,086

The aforementioned 2016 and 2015 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 22, 2017 and March 16, 2016.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19) Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2017	2016
Net rental loss from property	$(33,888)	$(30,931)
Gain on disposal of property, plant and equipment	9,598	27,291
Government grants	272,300	24,583
Others	10,564	1,531
Total	$258,574	$22,474

	For the six-month periods ended June 30,
	2017	2016
Net rental loss from property	$(69,027)	$(60,013)
Gain on disposal of property, plant and equipment	18,320	47,434
Government grants	433,380	38,271
Others	29,903	10,886
Total	$412,576	$36,578

(20) Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended June 30,
	2017	2016
Interest income
Bank deposits	$72,009	$68,311
Others	6,823	7,903
Dividend income	98,077	120,409
Total	$176,909	$196,623

	For the six-month periods ended June 30,
	2017	2016
Interest income
Bank deposits	$121,335	$154,233
Others	11,829	21,451
Dividend income	98,077	120,409
Total	$231,241	$296,093

b.  Other gains and losses

	For the three-month periods ended June 30,
	2017	2016
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$1,967	$-
Financial assets held for trading	11,936	-
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	-	(7,540)
Financial assets held for trading	-	(18,466)
Forward exchange contract	(82,532)	(25,016)
Impairment loss
Available-for-sale financial assets, noncurrent	(109,358)	(101,751)
Financial assets measured at cost, noncurrent	-	(293,205)
Gain on disposal of investments	272,447	547,580
Other gains and losses	16,061	39,421
Total	$110,521	$141,023

	For the six-month periods ended June 30,
	2017	2016
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$4,721	$-
Financial assets held for trading	93,674	-
Forward exchange contract	281,220	141,652
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	-	(28,659)
Financial assets held for trading	-	(11,320)
Impairment loss
Available-for-sale financial assets, noncurrent	(396,121)	(191,915)
Financial assets measured at cost, noncurrent	-	(293,205)
Gain on disposal of investments	760,587	770,201
Other gains and losses	34,916	151,068
Total	$778,997	$537,822

c.  Finance costs

	For the three-month periods ended June 30,
	2017	2016
Interest expenses
Bonds payable	$200,909	$141,516
Bank loans	379,779	88,629
Others	83	23
Financial expenses	11,536	31,145
Total	$592,307	$261,313

	For the six-month periods ended June 30,
	2017	2016
Interest expenses
Bonds payable	$385,082	$243,374
Bank loans	722,264	143,102
Others	108	44
Financial expenses	44,132	56,702
Total	$1,151,586	$443,222

(21) Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$432,328	$-	$432,328	$(1,096)	$431,232
Unrealized gain (loss) on available-for-sale financial assets	530,644	(163,935)	366,709	(14,195)	352,514
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	616,916	(30)	616,886	(4,136)	612,750
Total other comprehensive income (loss)	$1,579,888	$(163,965)	$1,415,923	$(19,427)	$1,396,496

	For the three-month period ended June 30, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(239,669)	$-	$(239,669)	$(8,212)	$(247,881)
Unrealized gain (loss) on available-for-sale financial assets	58,559	(445,220)	(386,661)	(30,967)	(417,628)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(320,630)	-	(320,630)	9,297	(311,333)
Total other comprehensive income (loss)	$(501,740)	$(445,220)	$(946,960)	$(29,882)	$(976,842)

	For the six-month period ended June 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(4,932,800)	$-	$(4,932,800)	$36,818	$(4,895,982)
Unrealized gain (loss) on available-for-sale financial assets	2,328,694	(258,725)	2,069,969	24,809	2,094,778
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,119,759	110,774	1,230,533	(30,119)	1,200,414
Total other comprehensive income (loss)	$(1,484,347)	$(147,951)	$(1,632,298)	$31,508	$(1,600,790)

	For the six-month period ended June 30, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,401,010)	$-	$(1,401,010)	$(3,591)	$(1,404,601)
Unrealized gain (loss) on available-for-sale financial assets	595,974	(651,498)	(55,524)	(85,866)	(141,390)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(26,330)	-	(26,330)	12,255	(14,075)
Total other comprehensive income (loss)	$(831,366)	$(651,498)	$(1,482,864)	$(77,202)	$(1,560,066)

(22) Income Tax

a.   The major components of income tax expense for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

i.    Income tax expense recorded in profit or loss

	For the three-month periods ended June 30,
	2017	2016
Current income tax expense (benefit):
Current income tax charge	$1,689,097	$771,170
Adjustments in respect of current income tax of prior periods	(9,682)	(165,837)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,074,247)	(451,524)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	752	(48,949)
Adjustment of prior year’s deferred income tax	(5,720)	56,718
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	38,521	58,985
Income tax expense (benefit) recorded in profit or loss	$638,721	$220,563

	For the six-month periods ended June 30,
	2017	2016
Current income tax expense (benefit):
Current income tax charge	$1,808,653	$1,468,671
Adjustments in respect of current income tax of prior periods	(365,241)	(165,374)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,207,738)	(1,206,272)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(106,295)	(20,276)
Adjustment of prior year’s deferred income tax	9,093	52,952
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	70,669	41,771
Income tax expense (benefit) recorded in profit or loss	$209,141	$171,472

ii.   Income tax relating to components of other comprehensive income (loss)

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2017	2016
Exchange differences on translation of foreign operations	$(1,096)	$(8,212)
Unrealized loss (gain) on available-for-sale financial assets	(14,195)	(30,967)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	(4,136)	9,297
Income tax related to items that may be reclassified subsequently to profit or loss	$(19,427)	$(29,882)

	For the six-month periods ended June 30,
	2017	2016
Exchange differences on translation of foreign operations	$36,818	$(3,591)
Unrealized loss (gain) on available-for-sale financial assets	24,809	(85,866)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	(30,119)	12,255
Income tax related to items that may be reclassified subsequently to profit or loss	$31,508	$(77,202)

iii.  Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2017	2016
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$1,407

	For the six-month periods ended June 30,
	2017	2016
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$1,407

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the six-month periods ended June 30,
	2017	2016
Income before tax	$3,183,797	$1,829,504
At UMC’s statutory income tax rate of 17%	541,245	311,016
Adjustments in respect of current income tax of prior periods	(365,241)	(165,374)
Net changes in loss carry-forward and investment tax credits	14,567	434,509
The origination and reversal of temporary differences	(37,765)	(27,869)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(802,323)	(910,356)
Investment gain	(165,295)	(452,308)
Dividend income	(16,673)	(19,612)
Others	126,914	350,641
Basic tax	25,714	18,008
Estimated 10% income tax on unappropriated earnings	-	335,951
Effect of different tax rates applicable to UMC and its subsidiaries	(893)	(10,243)
Taxes withheld in other jurisdictions	712,494	163,010
Others	176,397	144,099
Income tax expense recorded in profit or loss	$209,141	$171,472

c.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of June 30, 2017, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014 and 2013, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a reexamination of the 2012 tax return with the competent tax collection authority as UMC disagreed with the decision made in the tax assessment notice.

d. Imputation credit information

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Balances of imputation credit amounts	$3,974,589	$3,850,306	$2,845,504

The expected creditable ratio for 2016 and the actual creditable ratio for 2015 were 10.56% and 6.68%, respectively.  Imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the Article 66-6 of Income Tax Act.

e.  UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

(23) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended June 30,
	2017	2016
Net income attributable to the parent company	$2,099,007	$2,583,270
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,208,240	12,334,888
Earnings per share-basic (NTD)	$0.17	$0.21

	For the six-month periods ended June 30,
	2017	2016
Net income attributable to the parent company	$4,385,027	$2,792,902
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,208,240	12,371,564
Earnings per share-basic (NTD)	$0.36	$0.23

b. Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the three-month periods ended June 30,
	2017	2016
Net income attributable to the parent company	$2,099,007	$2,583,270
Effect of dilution：Unsecured convertible bonds	71,835	70,396
Income attributable to stockholders of the parent	$2,170,842	$2,653,666
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,208,240	12,334,888
Effect of dilution
Employees’ compensation	22,783	24,593
Unsecured convertible bonds	1,152,306	1,100,593
Weighted-average number of common stocks after dilution (thousand shares)	13,383,329	13,460,074

Diluted earnings per share (NTD)	$0.16	$0.20

	For the six-month periods ended June 30,
	2017	2016
Net income attributable to the parent company	$4,385,027	$2,792,902
Effect of dilution：Unsecured convertible bonds	143,318	140,448
Income attributable to stockholders of the parent	$4,528,345	$2,933,350
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,208,240	12,371,564
Effect of dilution
Employees’ compensation	45,536	59,773
Unsecured convertible bonds	1,152,306	1,100,593
Weighted-average number of common stocks after dilution (thousand shares)	13,406,082	13,531,930

Diluted earnings per share (NTD)	$0.34	$0.22

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)      Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties

(2)      Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2017	2016
Associates	$350,151	$861,516
Joint ventures	3,058	3,277
Other related parties	7,146	1,293
Total	$360,355	$866,086

	For the six-month periods ended June 30,
	2017	2016
Associates	$832,936	$1,390,766
Joint ventures	6,189	6,849
Other related parties	12,538	1,459
Total	$851,663	$1,399,074

Accounts receivable, net

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Associates	$215,598	$138,869	$435,155
Joint ventures	1,032	1,012	1,060
Other related parties	3,728	86	1,286
Total	220,358	139,967	437,501
Less： Allowance for sales returns and discounts	(5,331)	(3,057)	(5,149)
Net	$215,027	$136,910	$432,352

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 30~60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the three-month periods ended June 30,
	Purchase price
	2017	2016
Associates	$89,844	$120,260

	For the six-month periods ended June 30,
	Purchase price
	2017	2016
Associates	$172,939	$147,025

Disposal of available-for-sale financial assets, noncurrent

For the three-month period ended June 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal loss
Other related parties	-	None	$-	$-

			For the six-month period ended June 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal loss
Other related parties	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

For the three-month and six-month periods ended June 30, 2016: None.

c.     Others

Mask expenditure

	For the three-month periods ended June 30,
	2017	2016
Other related parties	$112,724	$-

	For the six-month periods ended June 30,
	2017	2016
Other related parties	$112,724	$-

Other payables of mask expenditure

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Other related parties	$598,162	$-	$-

d.    Key management personnel compensation

	For the three-month periods ended June 30,
	2017	2016
Short-term employee benefits	$56,075	$70,254
Post-employment benefits	1,190	715
Share-based payment	18	2
Others	67	106
Total	$57,350	$71,077

	For the six-month periods ended June 30,
	2017	2016
Short-term employee benefits	$158,531	$127,585
Post-employment benefits	1,865	1,441
Termination benefits	-	938
Share-based payment	35	3
Others	159	215
Total	$160,590	$130,182

8.    ASSETS PLEDGED AS COLLATERAL

As of June 30, 2017, December 31, 2016 and June 30, 2016

	Amount
	As of
	June 30, 2017	December 31, 2016	June 30, 2016	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$810,195	$815,195	$815,159	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	307,969	251,231	251,231	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	38,115	37,084	50,815	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	286	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	-	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	-	-	357	National Pei-men Senior High School	Guarantee for engineering project
Buildings	134,349	138,063	141,778	Taiwan Cooperative Bank	Collateral for long-term loans
Machinery and equipment	162,544	234,499	293,593	Taiwan Cooperative Bank and Mega International Commercial Bank	Collateral for long-term loans
Total	$1,453,172	$1,477,228	$1,554,089

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   As of June 30, 2017, amounts available under unused letters of credit for importing machinery and equipment was NT$1.1 billion.

(2)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12.3 billion.  As of June 30, 2017, the portion of royalties and development fees not yet recognized was NT$1.5 billion.

(3)   The Company entered into several construction contracts for the expansion of its factory premise.  As of June 30, 2017, these construction contracts amounted to approximately NT$6.4 billion and the portion of the contracts not yet recognized was approximately NT$1.0 billion.

(4)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2036.  Future minimum lease payments under those leases are as follows:

Year	As of June 30, 2017
2017	$205,485
2018	354,176
2019	347,307
2020	314,577
2021	301,127
2022 and thereafter	3,180,549
Total	$4,703,221

(5)   The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015.   As of June 30, 2017, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company obtained the control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of June 30, 2017, the Company has invested RMB 4.6 billion.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

None.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	June 30, 2017	December 31, 2016	June 30, 2016
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$248,718	$263,201	$278,951
Financial assets held for trading	748,016	665,160	543,056
Subtotal	996,734	928,361	822,007
Available-for-sale financial assets	22,319,314	20,415,541	23,212,567
Financial assets measured at cost	2,686,626	2,760,615	2,842,350
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	68,130,514	57,575,264	49,420,961
Receivables	23,064,455	23,965,052	25,546,944
Refundable deposits	2,171,201	2,203,658	2,650,277
Other financial assets, current	1,075,152	323,769	1,650,307
Subtotal	94,441,322	84,067,743	79,268,489
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	162	543	14,354
Total	$120,444,158	$108,172,803	$106,159,767

	As of
Financial Liabilities	June 30, 2017	December 31, 2016	June 30, 2016
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$22,088,057	$20,550,801	$21,990,609
Payables	30,398,295	34,401,266	42,164,657
Capacity deposit (current portion included)	106,166	209,250	307,831
Bonds payable (current portion included)	42,946,516	41,980,931	41,807,941
Long-term loans (current portion included)	34,394,939	29,248,690	10,161,044
Other financial liabilities-noncurrent	19,922,214	20,311,688	18,804,263
Subtotal	149,856,187	146,702,626	135,236,345
Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	84,687	60,855	2,878
Total	$149,940,874	$146,763,481	$135,239,223

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the six-month periods ended June 30, 2017 and 2016 decreases/increases by NT$106 million and NT$268 million, respectively. When RMB strengthens/ weakens against USD by 10%, the profit for the six-month periods ended June 30, 2017 and 2016 increases/decreases by RMB$791 million and RMB$320 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2017 and 2016 to decrease/increase by NT$28 million and NT$16 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the six-month periods ended June 30, 2017 and 2016 by NT$35 million and NT$18 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2017 and 2016 by NT$1,064 million and NT$1,124 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2017, December 31, 2016 and June 30, 2016, accounts receivable from the top ten customers represent 60%, 63% and 75% of the total accounts receivable of the Company, respectively.  The credit concentration risk of other accounts receivable is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$22,259,755	$-	$-	$-	$22,259,755
Payables	30,142,230	-	-	107,465	30,249,695
Capacity deposits	106,166	-	-	-	106,166
Bonds payable	7,917,940	23,685,984	8,533,074	5,266,794	45,403,792
Long-term loans	2,778,335	9,993,023	11,806,990	17,793,238	42,371,586
Other financial liabilities	7	-	13,155,080	8,770,366	21,925,453
Total	$63,204,433	$33,679,007	$33,495,144	$31,937,863	$162,316,447

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(84,687)	$-	$-	$-	$(84,687)

	As of December 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$20,916,531	$-	$-	$-	$20,916,531
Payables	33,996,623	-	-	109,075	34,105,698
Capacity deposits	209,250	-	-	-	209,250
Bonds payable	8,062,161	10,339,221	22,870,813	3,144,137	44,416,332
Long-term loans	4,000,076	7,507,908	9,899,242	12,575,318	33,982,544
Other financial liabilities -noncurrent	-	-	-	22,561,882	22,561,882
Total	$67,184,641	$17,847,129	$32,770,055	$38,390,412	$156,192,237

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(60,855)	$-	$-	$-	$(60,855)

	As of June 30, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$22,153,727	$-	$-	$-	$22,153,727
Payables	41,954,584	-	-	124,270	42,078,854
Capacity deposits	132,890	174,941	-	-	307,831
Bonds payable	7,926,161	10,410,221	22,906,563	3,173,387	44,416,332
Long-term loans	4,131,054	2,743,134	3,618,470	55,570	10,548,228
Other financial liabilities -noncurrent	-	-	-	21,014,693	21,014,693
Total	$76,298,416	$13,328,296	$26,525,033	$24,367,920	$140,519,665

Derivative financial liabilities
Forward exchange contracts
Inflow	$1,030,430	$-	$-	$-	$1,030,430
Outflow	(1,033,308)	-	-	-	(1,033,308)
Net	$(2,878)	$-	$-	$-	$(2,878)

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2017

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 380 million	June 1, 2017~August 3, 2017

As of December 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 285 million	December 1, 2016~February 16, 2017

As of June 30, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 106 million	June 23, 2016~July 28, 2016

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$748,016	$52,344	$-	$800,360
Financial assets at fair value through profit or loss, noncurrent	172,380	24,156	-	196,536
Available-for-sale financial assets, noncurrent	11,759,784	81,141	10,478,389	22,319,314
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	84,687	-	84,687

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$665,160	$49,009	$-	$714,169
Financial assets at fair value through profit or loss, noncurrent	171,700	43,035	-	214,735
Available-for-sale financial assets, noncurrent	10,517,662	64,242	9,833,637	20,415,541
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	60,855	-	60,855

	As of June 30, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$543,056	$123,305	$-	$666,361
Financial assets at fair value through profit or loss, noncurrent	170,000	-	-	170,000
Available-for-sale financial assets, noncurrent	13,288,749	84,270	9,839,548	23,212,567
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,878	-	2,878

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the six-month periods ended June 30, 2017 and 2016, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	(65,036)	(57,022)	-	(122,058)
Recognized in other comprehensive income (loss)	239,012	20,694	(28,220)	231,486
Acquisition	61,372	141,847	405,991	609,210
Disposal	(149,789)	-	-	(149,789)
Transfer to Level 3	5,839	-	236,130	241,969
Transfer out of Level 3	(63,739)	-	-	(63,739)
Exchange effect	(24,640)	(34,030)	(43,657)	(102,327)
As of June 30, 2017	$7,690,771	$1,013,785	$1,773,833	$10,478,389

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(76,084)	(485)	-	(76,569)
Recognized in other comprehensive income (loss)	575,186	(11,427)	(6,075)	557,684
Acquisition	20,114	23,189	71,080	114,383
Disposal	(2,782)	-	-	(2,782)
Return of Capital	(194)	(21,315)	-	(21,509)
Transfer to Level 3	211,217	-	-	211,217
Exchange effect	(7,174)	(7,945)	(14,602)	(29,721)
As of June 30, 2016	$7,858,463	$764,426	$1,216,659	$9,839,548

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of June 30, 2017 and 2016 was NT$122 million and NT$77 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of June 30, 2017 and 2016 was NT$ 224 million and NT$558 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of June 30, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$43,523,853	$25,962,789	$17,561,064	$-	$42,946,516
Long-term loans (current portion included)	34,394,939	-	34,394,939	-	34,394,939

As of December 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,835,431	$25,182,667	$17,652,764	$-	$41,980,931
Long-term loans (current portion included)	29,248,690	-	29,248,690	-	29,248,690

As of June 30, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,497,973	$25,143,820	$17,354,153	$-	$41,807,941
Long-term loans (current portion included)	10,161,044	-	10,161,044	-	10,161,044

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	June 30, 2017			December 31, 2016
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,547,783	30.35	$46,977,377	$1,818,805	32.18	$58,536,610
JPY	8,045,272	0.2696	2,168,759	8,754,059	0.2737	2,395,616
EUR	4,528	34.41	155,790	4,261	33.58	143,085
SGD	40,458	22.02	890,900	38,785	22.22	861,785
RMB	2,803,557	4.46	12,512,266	1,009,411	4.59	4,637,317

Non-Monetary items
USD	161,137	30.37	4,893,762	143,489	32.20	4,620,359
JPY	11,656,934	0.2696	3,142,709	10,919,474	0.2737	2,988,660

Financial Liabilities
Monetary items
USD	611,856	30.47	18,643,252	721,235	32.30	23,296,086
JPY	4,549,370	0.2737	1,245,163	6,596,609	0.2778	1,832,538
EUR	3,671	34.93	128,229	3,642	34.11	124,239
SGD	35,040	22.20	777,890	34,525	22.40	773,358
RMB	14,651,156	4.51	66,120,669	13,282,794	4.64	61,685,360

The exchange gain or loss from monetary financial assets and liabilities
USD			(596,967)			18,541
JPY			17,527			40,712
EUR			1,281			20,864
SGD			6,994			(23,102)
RMB			860,923			(1,559,456)
Other			369			537

	As of
	June 30, 2016
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,689,466	32.20	$54,400,893
JPY	4,381,040	0.3103	1,359,453
EUR	18,423	35.66	656,914
SGD	40,779	23.84	972,169
RMB	652,173	4.81	3,135,138

Non-Monetary items
USD	134,656	32.22	4,338,619
JPY	10,919,474	0.3124	3,411,244

Financial Liabilities
Monetary items
USD	645,788	32.32	20,871,880
JPY	5,278,521	0.3165	1,670,645
EUR	1,277	36.12	46,119
SGD	37,422	24.02	898,866
RMB	8,821,157	4.86	42,888,354

The exchange gain or loss from monetary financial assets and liabilities
USD			(78,820)
JPY			(27,821)
EUR			(15,152)
SGD			(11,367)
RMB			(534,848)
Other			108

(9)   Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2017 and 2016 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the six-month period ended June 30, 2017 as compared to the six-month period ended June 30, 2016, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of June 30, 2017 and 2016 were as follows:

	As of
	June 30, 2017	December 31, 2016	June 30, 2016
Total liabilities	$172,621,415	$167,913,558	$148,150,370
Less: Cash and cash equivalents	(68,134,406)	(57,578,981)	(49,425,032)
Net debt	104,487,009	110,334,577	98,725,338
Total equity	213,195,901	218,741,624	219,526,503
Total capital	$317,682,910	$329,076,201	$318,251,841
Debt to capital ratios	32.89%	33.53%	31.02%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the six-month period ended June 30, 2017: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the six-month period ended June 30, 2017: Please refer to Attachment 3.

c.   Securities held as of June 30, 2017 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2017: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2017: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2017: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2017: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2017: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of June 30, 2017 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1 (Note 5).

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of June 30, 2017, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month period ended June 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$37,444,640	$93,241	$37,537,881	$-	$37,537,881
Net revenue from sales among intersegments	-	5,025	5,025	(5,025)	-
Segment net income (loss), net of tax	1,504,110	(171,427)	1,332,683	144,948	1,477,631
Capital expenditure	8,331,065	1,424	8,332,489	-	8,332,489
Depreciation	12,493,729	60,372	12,554,101	-	12,554,101
Share of profit or loss of associates and joint ventures	(193,439)	(10,049)	(203,488)	144,948	(58,540)
Income tax expense (benefit)	639,354	(633)	638,721	-	638,721
Impairment loss	36,513	72,845	109,358	-	109,358

	For the three-month period ended June 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$36,866,388	$130,129	$36,996,517	$-	$36,996,517
Net revenue from sales among intersegments	-	1,372	1,372	(1,372)	-
Segment net income (loss), net of tax	1,640,595	(277,890)	1,362,705	216,147	1,578,852
Capital expenditure	29,323,690	(17,306)	29,306,384	-	29,306,384
Depreciation	12,367,611	112,684	12,480,295	-	12,480,295
Share of profit or loss of associates and joint ventures	(421,546)	(19,921)	(441,467)	216,146	(225,321)
Income tax expense (benefit)	218,708	1,855	220,563	-	220,563
Impairment loss	336,130	58,826	394,956	-	394,956

Reportable segment information for the six-month periods ended June 30, 2017 and 2016 were as follows:

	For the six-month period ended June 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$74,792,903	$162,928	$74,955,831	$-	$74,955,831
Net revenue from sales among intersegments	-	6,872	6,872	(6,872)	-
Segment net income (loss), net of tax	3,036,415	(486,226)	2,550,189	424,467	2,974,656
Capital expenditure	25,983,714	3,110	25,986,824	-	25,986,824
Depreciation	25,153,843	124,398	25,278,241	-	25,278,241
Share of profit or loss of associates and joint ventures	(415,571)	(17,396)	(432,967)	424,467	(8,500)
Income tax expense (benefit)	209,707	(566)	209,141	-	209,141
Impairment loss	138,808	257,313	396,121	-	396,121

	For the six-month period ended June 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$71,171,614	$228,982	$71,400,596	$-	$71,400,596
Net revenue from sales among intersegments	-	3,319	3,319	(3,319)	-
Segment net income (loss), net of tax	1,779,973	(515,488)	1,264,485	393,547	1,658,032
Capital expenditure	49,807,902	(14,392)	49,793,510	-	49,793,510
Depreciation	24,350,245	225,604	24,575,849	-	24,575,849
Share of profit or loss of associates and joint ventures	(663,328)	(55,965)	(719,293)	393,547	(325,746)
Income tax expense (benefit)	168,162	3,310	171,472	-	171,472
Impairment loss	419,967	65,153	485,120	-	485,120

	As of June 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,280,376	$2,778,802	$387,059,178	$(1,241,862)	$385,817,316
Segment liabilities	$171,005,305	$1,749,965	$172,755,270	$(133,855)	$172,621,415

	As of December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,870,981	$3,213,397	$388,084,378	$(1,429,196)	$386,655,182
Segment liabilities	$166,110,998	$1,857,130	$167,968,128	$(54,570)	$167,913,558

	As of June 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$365,547,800	$4,575,881	$370,123,681	$(2,446,808)	$367,676,873
Segment liabilities	$146,239,159	$1,914,950	$148,154,109	$(3,739)	$148,150,370

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$29,741,049	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,575,958	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,526,588	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	833,423	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	400,392 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	6,125,497	-	2%

For the six-month period ended June 30, 2016

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$32,849,765	Net 60 days	46%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	10,703,765	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,235,706	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	678,366	-	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Sales	145,143	Month-end 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Accounts receivable	51,037	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	139,694	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	137,578	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	267,995	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	47,727	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$4,008,840	$4,008,840	$1,822,200	1.48%~1.56%	The need for short-term financing	$-	Business turnover	$-	None	$-	$21,226,470	$84,905,880

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,528	$2,376	$2,376	9.00%	Needs for operation	$2,376	-	$2,376	None	$-	$9,089	$69,432

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 10% of the lender’s net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

Note 3: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is lower.

Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$95,519,115	$1,700,000	$1,700,000 (Note 5)	$1,315,750 (Note 5)	$-	0.80%	$95,519,115
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	95,519,115	9,414,700	9,414,700 (Note 6)	- (Note 6)	-	4.44%	95,519,115
0	UNITED MICROELECTRONICS CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	3	95,519,115	19,259	19,259 (Note 7)	19,259 (Note 7)	-	0.01%	95,519,115

NEXPOWER TECHNOLOGY CORP.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3, 8)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORP.	SOCIALNEX ITALIA 1 S.R.L.	2	$-	$19,259	$- (Note 7)	$-	$-	-	$-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 9)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 9)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$9,382,143	$8,932,353	$8,932,353	$6,193,192	$-	42.84%	$9,382,143

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total endorsed/guaranteed amount shall not exceed 45% of UMC's net assets value as of June 30, 2017.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of June 30, 2017, actual amount provided was NT$1,316 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

As of June 30, 2017, the facility has not yet been utilized.

Note 7: On April 26, 2017, the board of directors resolved that UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L., NEXPOWER TECHNOLOGY CORP.'s subsidiary, in the amount up to EUR 558 thousand on June 20, 2017.

As of June 30, 2017, actual amount provided was NT$19 million.

Note 8:As the endorsements/guarantees amount of NEXPOWER TECHNOLOGY CORP. has exceeded the limit, UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L. to remediate the excess of guarantee on June 20, 2017.

Note 9: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2017.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2017.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of June 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$154,912	6.56	$154,912	None
Stock	ELITE SEMICONDUCTOR MEMORY TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, current	3,643	134,245	1.29	134,245	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	126,240	1.20	126,240	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	83,326	0.23	83,326	None
Stock-Preferred stock	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	3,166	199,458	0.38	199,458	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	110,356	802,286	19.70	802,286	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	728,880	17.67	728,880	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	2,943,890	15.87	2,943,890	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	3,461,801	12.89	3,461,801	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	24,644	1,404,723	10.90	1,404,723	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	524,895	8.65	524,895	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,295,762	7.66	1,295,762	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	140,608	4.38	140,608	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	2,022,684	2.70	2,022,684	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,483	638,036	1.75	638,036	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	300,555	0.98	300,555	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	32,551	0.82	32,551	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2017.

ATTACHMENT 4 (Securities held as of June 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	CTBC HWA-WIN MONEY MARKET FUND	-	Financial assets at fair value through profit and loss, current	2,749	$30,056	-	$30,056	None
Fund	CTBC GLOBEL SHORT DURATION HIGH YIELD BOND FUND	-	Financial assets at fair value through profit and loss, current	2,000	19,779	-	19,779	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,764	89,083	16.01	89,083	None
Stock	TRONC-E CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,080	10,800	13.88	10,800	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	19,050	10.23	19,050	None
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,600	32,338	10.13	32,338	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	99,923	8.67	99,923	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	672	4,357	8.13	4,357	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	514,920	7.00	514,920	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,768	70,906	6.68	70,906	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	2,468	-	6.66	-	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	29,280	5.31	29,280	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	654	6,539	4.43	6,539	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,838	115,133	4.35	115,133	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	180,955	4.19	180,955	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	55,500	3.71	55,500	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	112,960	3.52	112,960	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	121,444	3.08	121,444	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,473	72,052	2.86	72,052	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	434	1,341	2.06	1,341	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	261	-	2.02	-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,108	15,134	1.71	15,134	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	940	17,484	1.61	17,484	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	562	76,124	1.38	76,124	None

ATTACHMENT 4 (Securities held as of June 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	$204,998	1.37	$204,998	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,720	24,075	1.29	24,075	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	32,670	0.95	32,670	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	0.58	56,100	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	520	76,924	0.26	76,924	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	237,161	0.13	237,161	None
Stock-Preferred Stock	FLOADIA CORP.	-	Available-for-sale financial assets, noncurrent	2	107,829	-	107,829	None
Stock-Preferred Stock	CEREBREX, INC.	-	Available-for-sale financial assets, noncurrent	1	90,990	-	90,990	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	2,344	23,441	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,275	39,391	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	2,916	21,057	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	17	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	21	102	-	Note	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	311	5,431	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2017.

TLC CAPITAL CO., LTD.

				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700	$172,380	-	$172,380	None
Convertible bonds	X2 POWER TECHNOLOGIES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	24,156	-	24,156	None
Stock	WINKING ENTERTAINMENT LTD.	-	Available-for-sale financial assets, noncurrent	6,433	179,727	17.53	179,727	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	137,728	15.29	137,728	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	246,937	9.00	246,937	None

ATTACHMENT 4 (Securities held as of June 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	2,252	$33,503	6.08	$33,503	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	242,141	5.61	242,141	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	9,144	4.91	9,144	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	50,664	4.39	50,664	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	24,252	2.74	24,252	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,627	536,778	1.82	536,778	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	175,713	1.17	175,713	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,371	245,378	0.77	245,378	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	89,207	0.64	89,207	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	0.58	56,100	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125	88,266	0.41	88,266	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	26,499	241,479	-	241,479	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Available-for-sale financial assets, noncurrent	22,500	68,333	-	68,333	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	121,480	-	121,480	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Available-for-sale financial assets, noncurrent	359	29,338	-	29,338	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Available-for-sale financial assets, noncurrent	1,739	145,776	-	145,776	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets measured at cost, noncurrent	2,606	183,679	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	150,266	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332	87,857	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	16,418	-	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	ALPINE ANALYTICS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	1,718	-	USD	1,718	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,672	19.35	USD	1,672	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	14,971	15.71	USD	14,971	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	414	14.33	USD	414	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,264	5.03	USD	6,264	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	3,614	4.00	USD	3,614	None
Fund	SIERRA VENTURES XI, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	629	1.76	USD	629	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,490	1.69	USD	1,490	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,750	1.37	USD	6,750	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,190	USD	7,197	1.29	USD	7,197	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	80	USD	190	-	USD	190	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	2,644	USD	6,290	-	USD	6,290	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,807	USD	5,490	-	USD	5,490	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,349	USD	4,653	-	USD	4,653	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	5,324	USD	3,661	-	USD	3,661	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	17,536	USD	2,778	-	USD	2,778	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	20,000	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	2,025	USD	3,522	-	USD	3,522	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Available-for-sale financial assets, noncurrent	3,235	USD	1,000	-	USD	1,000	None

ATTACHMENT 4 (Securities held as of June 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-	Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-	Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,855	USD	4,580	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	6,555	USD	4,493	-	N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-	N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	9,461	USD	6,011	-	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-	N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC. (formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,406	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2017.

UMC NEW BUSINESS INVESTMENT CORP.
				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	957		$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150		17,829	6.93	17,829	None

ATTACHMENT 4 (Securities held as of June 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	AULISA MEDICAL TECHNOLOGIES, INC.	-	Available-for-sale financial assets, noncurrent	800	$33,600	5.20	$33,600	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	23,498	585,112	4.79	585,112	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089	-	3.29	-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000	30,000	0.31	30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	-	81,141	-	81,141	None

TERA ENERGY DEVELOPMENT CO., LTD.
				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets measured at cost-noncurrent	411	$4,110	1.18	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2017.

NEXPOWER TECHNOLOGY CORP.
				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2017.

SINO PARAGON LIMITED
				June 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	SPARKLABS KOREA FUND II, L.P.	-	Available-for-sale financial assets, noncurrent	-	$15,185	16.67	$15,185	None
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Available-for-sale financial assets, noncurrent	-	72,110	11.16	72,110	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2017)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	10,000	$252,293	410,000	$12,976,500	-	$-	$-	$-	420,000	$10,069,666 (Note 2)
Stock	BEST ELITE INTERNATIONAL LIMITED	Investments accounted for under the equity method	Open market	-	626,566	19,946,527	36,000	1,228,392	-	-	-	-	662,566	20,878,525 (Note 3)
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investments accounted for under the equity method	Liquidation	Associate	-	1,823,457	-	-	-	1,979,758	1,823,457	47,674 (Note 4)	-	-

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(826,903) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,243,283) thousand.

Note 3 : The ending balance includes share of gain of associates and joint ventures of $292,095 thousand, retained earnings adjustment under equity method of $321,220 thousand, additional paid-in capital adjustment under equity method of $(128,848) thousand, exchange differences on translation of foreign operations adjustment under equity method of $(795,856) thousand and related parties realized gain of $14,995 thousand.
Note 4 : The disposal gain was partially offset by the exchange loss from foreign operations of $108,627 thousand.

GREEN EARTH LIMITED
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	50	$682	410,000	$12,976,500	-	$-	$-	$-	410,050	$9,831,273 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(813,685) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,243,283) thousand.

UNITED MICROCHIP CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$-	-	$12,763,429	-	$-	$-	$-	-	$9,626,420 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(804,785) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,243,283) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Subsidiary	Sales		$29,741,049	44%	Net 60 days	N/A	N/A		$8,575,958	31%
UMC GROUP JAPAN	Subsidiary	Sales		2,526,588	4%	Net 60 days	N/A	N/A		833,423	3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		715,836	1%	Month-end 60 days	N/A	N/A		145,605	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		400,392	1%	Net 30 days	N/A	N/A		6,125,497	22%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	957,398	100%	Net 60 days	N/A	N/A	USD	282,383	99%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	8,791,512	96%	Net 60 days	N/A	N/A	JPY	3,073,863	96%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status

UMC GROUP (USA)	Subsidiary	$-	$8,575,958	$3	$8,575,961	6.72	$-	-	$3,954,548	$8,023
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-	6,125,497	1,831,797	7,957,294	0.17	31,282	Collection in subsequent period	1,214,800	-
UMC GROUP JAPAN	Subsidiary	-	833,423	2	833,425	6.67	44,161	Collection in subsequent period	-	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	145,605	-	145,605	11.22	6,511	Collection in subsequent period	44,679	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,653,591	$39,570	$39,570
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	136,837	1,318	1,318
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,105,025	43,388	87,981
GREEN EARTH LIMITED	Samoa	Investment holding	USD	420,000	USD	10,000	420,000	100.00	10,069,666	(826,903)	(826,903)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		5,450,000		6,000,000	526,600	100.00	5,955,499	161,358	161,358
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		5,900,000		6,000,000	600,000	100.00	1,307,037	(311,606)	(307,379)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	42,492	(2,490)	(2,490)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	374,800	100.00	4,906,887	134,773	130,201
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	236,827	51,149	51,149
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	18,470	514	514
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	3,500	4,300	100.00	478,520	21,132	21,132
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	90,318	(183)	(183)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	306,462	USD	266,862	662,566	96.32	20,878,525	307,473	292,096
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	495,931	(56,810)	(44,163)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	77,197	(6,613)	2,378
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,529,169		5,529,169	15,299	43.10	(126,988)	(173,333)	(74,705)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	604,644	(20,144)	(8,461)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		840,000		840,000	84,000	40.00	819,486	(43,165)	(17,266)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	160,052	36.49	3,700,890	(59,760)	(37,243)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	2,709,690	1,810	568
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.94	1,734,542	346,047	48,254

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		$308,580		$245,573	16,761	22.39	$259,921	$23,905	$3,671
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,328,630		768,930	7,066	19.90	(58,653)	(173,333)	(21,928)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		5,454	1,194	0.73	7,193	(56,810)	(357)
UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		-		800,000	-	-	-	15,553	15,553	Note

Note：On April 1, 2017, UNITRUTH INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$17,894	$(436)	$(436)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,439	13	6
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		111,964		111,964	11,196	45.16	136,508	(65,412)	(29,541)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000		-	6,000	33.33	182,207	(40)	(13)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,372	USD	2,372	-	31.40	56,096	20,614	6,472
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63	81,946	(13,494)	(3,863)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	1,613	4.54	(13,389)	(173,333)	(7,877)

UNITRUTH INVESTMENT CORP.(Note)
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$-		$559,700	-	-	$-	$(173,333)	$(12,578)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		-		41,007	-	-	-	23,905	32
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		-		3,402	-	-	-	(56,810)	(61)

Note：On April 1, 2017, UNITRUTH INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	530	USD	5	USD	5
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,386	USD	(271)	USD	(22)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$168,786		$(3,515)		$(3,515)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		577,030	43,173	82.76		79,063		(31,988)		(26,473)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		(7,385)		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		229,299		(86,010)		(21,623)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$121,537		$755		$755
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		(1,064)		-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		(7,385)		-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	900	USD	900	900	100.00		$1,994		$(3,644)		$(3,644)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,352		$87		$87

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$120,932		$(1,420)		$(1,420)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	358,396	USD	10,114	USD	10,114

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	358,396	USD	10,114	USD	10,114

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00		$30,604		$(54)		$(54)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		31,300		441		441
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		435,022		31,948		31,948
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00		9,396		(6)		(6)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	410,050	USD	50	410,050	100.00	$9,831,273	$(813,685)	$(813,685)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2017		Investment flows		Accumulated outflow of investment from Taiwan as of June 30, 2017				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of June 30, 2017		Accumulated inward remittance of earnings as of June 30, 2017

							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,296 800)	(ii)SOARING COPITAL CORP.	(USD	$24,296 800)	$-	$-	(USD	$24,296 800)		$(414)	100.00%		$(414) 2. (iii)		$17,525		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,338,900 300,000)	(i)	(USD	41,303 1,360)	-	-	(USD	41,303 1,360)		(4,712)	50.00%		- 2. (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,249,640 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	635,644 20,930)	-	-	(USD	635,644 20,930)		(4,254)	50.00%		- 2. (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	94,147 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	94,147 3,100)	-	-	(USD	94,147 3,100)		710	100.00%		710 2. (iii)		27,762	(USD	119,567 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,551,080 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	614,993 20,250)	-	-	(USD	614,993 20,250)	(RMB	(86,413) (19,362))	25.14%	(RMB	(21,726) (4,868)) 2. (ii)	(RMB	214,179 47,990)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,540,600 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,104,599 266,862)	1,202,652 (USD 39,600)	-	(USD	9,307,251 306,462)	(USD	307,527 10,126)	96.32% (Note 4)	(USD	292,220 9,622) 2. (ii)	(USD	20,081,100 661,215)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	15,185 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,185 500)	-	-	(USD	15,185 500)		(772)	100.00% (Note 5)		(772) 2. (iii)		13,810		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	133,890 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	28,871 6,469)	96.32%	(RMB	27,800 6,229) 2. (iii)	(RMB	167,224 37,469)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	40,244,094 9,017,274)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	12,247,249 (USD 403,268)	-		12,247,249 (USD 403,268) (Note 6)	(RMB	(2,719,578) (609,361))	50.27%	(RMB	(1,338,588) (299,930)) 2. (ii)	(RMB	16,159,166 3,620,696)		-

Accumulated investment in Mainland China as of June 30, 2017		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$22,980,069 (USD 756,670)			$34,959,484 (USD 1,151,119)			$127,358,819

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
	1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
	2. The investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the parent company's auditors.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA

	in the total amount of US$380,929 thousand. As of June 30, 2017, the investment amount has all been remitted.
Note 5 :

UMC (BEIJING) LIMITED's investment has been approved by the Investment Commission, MOEA in the total amount of US$3,000 thousand. As of June 30, 2017, the investment amount of US$2,500 thousand has not yet been remitted.

Note 6 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)'s investment has been approved by the Investment Commission, MOEA in the total amount of US$719,040 thousand.
	The investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$269,040 thousand, and indirectly invested in USCXM via investment in GREEN EARTH LIMITED was US$403,268 thousand.